Exhibit 99.4

April 21, 2005

Dear Investor,

I am pleased to report that the Company has recorded revenue of Rs. 953.37 crore and an EPS of Rs. 6.68 in Q4, representing a sequential growth of 7.0% and 21.7% respectively. Q4 is a landmark quarter in more ways than one. The quarter saw Satyam recording a total income in excess of Rs. 1000 crore on a consolidated basis. During the quarter, Satyam, along with its subsidiaries, became one of the youngest companies in the global IT industry to cross the milestone of 20,000 Associates.

For fiscal 2005, we achieved revenue of Rs. 3464.22 crore and an EPS of Rs. 23.61, an annual growth of 36.3% and 37.3% respectively. FY05 also witnessed an addition of 5132 Associates, the highest in any single year.

The performance in Q4 is a continuation of the broad-based growth witnessed in the last several quarters, demonstrating the strength of our de-risked business model. In Q4 we had 130 customers with annual revenue run rate of more than US$ 1 million, an increase of 46% over the last four quarters. This is also an outcome of superior relationship management and enhanced breadth of service offerings, leading to increased business opportunities. During the last three years, the contribution from our top five customers to the revenue has reduced to 27.7% from 43.77%, and contribution from top 10 customers has reduced to 41.5% from 55.9%. This was achieved without any noticeable reduction in business from this customer base.

Our ability to identify, nurture and accelerate growth in new business practices has helped create a footprint in these chosen areas, which has resulted in a strong platform for future growth. For instance, new verticals such as Healthcare, Retail and Transportation — in which we have invested in the last three years — have grown 20 times during the period, and now contribute around 11.6% of our revenue. Even within the traditional stronghold verticals we continue to increase our service offerings. Over the last three years we increased the breadth of services provided by our TIMES vertical to accelerate the revenue growth from the equipment manufacturers segment. This expansion of services played a major role in increasing the revenue contribution of this vertical to 17.6% from 9.1% three years back.

On the services front, the increasing portfolio of high value services led to strengthening of our dominance in Enterprise Business Solutions. Our focus on Infrastructure Management Services would enable us capitalise on the increasing demand in this area.

Inorganic growth, as a means to accelerate domain competency and to expand our services as well as customer-reach, is a key objective of our long-term growth plan. I am glad to inform you of the progress made to further this objective. Satyam has acquired Citisoft, a highly specialized consulting firm that focuses exclusively on the investment management industry. Citisoft will be operating as a subsidiary of Satyam and will be a part of Satyam’s Banking & Financial Services vertical.

Clearly recognizing that enhanced leadership is essential in competing in the global market place, we have decided to setup the Satyam School of Learning to groom more of our Associates into leaders who can take end-to-end responsibility.

It is reassuring for us to note the enhanced business potential for integrated business solutions in the global market place and are hopeful that the growth momentum experienced in Fiscal 2005 would continue.

Against this background, we look forward to a revenue growth rate of 26% to 28% in Fiscal 2006 on a consolidated basis, including Citisoft, while EPS for the year is expected to be in the range of Rs. 26.84 and Rs. 27.30. Achieving the higher-end of revenue guidance at Rs. 4502 crore would make us the youngest Indian IT Services Company to join the Billion Dollar Club.

The Board has considered a final dividend of 150%. Including the interim dividend of 100%, the total dividend for Fiscal 05 would be 250%.

B. Ramalinga Raju

Q4 Table of Contents
Financial Highlights — Indian GAAP Standalone	2
Financial Highlights — Indian GAAP Consolidated	5
Financial Highlights — US GAAP	8
Q4 Highlights	10
Subsidiaries, Joint Ventures and Associate Companies	10
Business Outlook	10
Nipuna Services Limited	11
Satyam’s Acquisition of Citisoft	11
Operational parameters for Q4, Fiscal 2005	12

Note: All financial data of Satyam is as per Indian GAAP (Standalone), unless mentioned otherwise.

• Q4 Revenue up 7% sequentially	• FY ‘05 Revenue up 36%

\

Financial Highlights — Indian GAAP Standalone

Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data

			Growth over		Growth over
			March		March
	March		2004 Quarter	December	2004 Quarter
	2005	2004	(%)	2004	(%)
Income
Services
- Exports	927.24	696.62	33.11	861.83	7.59
- Domestic	26.13	24.08	8.51	29.43	(11.21)
Total Services Income	953.37	720.70	32.28	891.26	6.97

Expenditure
Personnel Expenses	555.37	398.51	39.36	521.08	6.58
Operating and Administration Expenses	154.69	132.38	16.85	143.98	7.44
	710.06	530.89	33.75	665.06	6.77

Operating Profit (EBITDA)	243.31	189.81	28.19	226.20	7.56
EBITDA Margin	25.52%	26.34%		25.38%

Financial Expenses	0.20	0.18	11.11	0.20	—
Depreciation	26.93	25.41	5.98	25.22	6.78
Operating Profit after Interest and Depreciation	216.18	164.22	31.64	200.78	7.67
Other Income	25.28	5.00	405.60	2.59	876.06
Profit Before Tax	241.46	169.22	42.69	203.37	18.73
Provision for Taxation	28.25	28.39	(0.49)	28.59	(1.19)
Profit After Taxation (PAT)	213.21	140.83	51.40	174.78	21.99

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	6.68	4.46	49.78	5.49	21.68
Diluted	6.53	4.38	49.09	5.39	21.15

•	For Q4, Satyam recorded a total income of Rs. 978.65 crore, an increase of 9.49% over Q3, Fiscal 2005

Q4: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services (In Rs. crore)	Rs. 918 — Rs. 922	Rs. 953.37
EPS (In Rs.)	Rs. 5.98 — Rs. 6.08	Rs. 6.68

Indian GAAP Standalone

Profit and Loss Account Summary for the year ended

In Rs. crore, except per share data

			Growth over
			March
	March		2004
	2005	2004	(%)
Income
Services
- Exports	3,362.43	2,472.01	36.02
- Domestic	101.79	69.53	46.40
Total Services Income	3,464.22	2,541.54	36.30

Expenditure
Personnel Expenses	1,997.59	1,337.91	49.31
Operating and Administration Expenses	577.49	511.05	13.00
	2,575.08	1,848.96	39.27

Operating Profit (EBITDA)	889.14	692.58	28.38
EBITDA Margin	25.67%	27.25%

Financial Expenses	0.76	0.75	1.33
Depreciation	103.94	111.62	(6.88)
Operating Profit after Interest and Depreciation	784.44	580.21	35.20
Other Income	82.55	81.73	1.00
Profit Before Tax	866.99	661.94	30.98
Provision for Taxation	116.74	106.15	9.98
Profit After Taxation (PAT)	750.25	555.79	34.99

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	23.61	17.64	33.85
Diluted	23.12	17.36	33.17

Total Services Income (in US$ million)	772.77	553.11	39.71
Profit After Taxation (in US$ million)	167.36	120.95	38.36

For Fiscal 2005, Satyam recorded a total income of Rs. 3546.77 crore (US$ 791.18 million), an increase of 35.20% over Fiscal 2004.

Indian GAAP Standalone
Balance Sheet as at

In Rs. crore

	March 31		December 31
	2005	2004	2004
Sources of Funds
Shareholders’ Funds
(a) Share Capital	63.85	63.25	63.77
(b) Share Application Money, Pending Allotment	0.45	0.19	0.44
(c) Reserves and Surplus	3,153.17	2,517.51	3,039.25

	3,217.47	2,580.95	3,103.45

Loan Funds
Secured Loans	9.87	7.30	9.89

	3,227.34	2,588.25	3,113.34

Application of Funds
Fixed Assets
(a) Gross Block	937.70	847.16	902.88
(b) Less: Depreciation	685.41	597.76	663.51

(c) Net Block	252.29	249.40	239.37
(d) Capital Work in Progress	64.68	22.17	54.64

	316.97	271.57	294.01

Investments	78.48	74.75	76.12

Deferred Tax Asset (net)	10.71	5.29	9.80

Current Assets, Loans and Advances
(a) Sundry Debtors	765.17	592.82	714.11
(b) Cash and Bank Balances	2,363.31	1,815.36	2,178.50
(c) Loans and Advances	119.89	90.58	99.28
(d) Other Current Assets	24.46	91.46	75.99

	3,272.83	2,590.22	3,067.88

Less: Current Liabilities and Provisions
(a) Current Liabilities	262.87	194.53	255.51
(b) Provisions	188.77	159.05	78.96

	451.64	353.58	334.47

Net Current Assets	2,821.18	2,236.64	2,733.41

	3,227.34	2,588.25	3,113.34

Financial Highlights — Indian GAAP Consolidated

Consolidated Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data

			Growth over		Growth over
			March		December
	March		2004 Quarter	December	2004 Quarter
	2005	2004	(%)	2004	(%)
Income
Services
- Exports	937.57	697.80	34.36	871.24	7.61
- Domestic	33.94	25.66	32.27	36.15	(6.11)
Total Services Income	971.51	723.46	34.29	907.39	7.07

Expenditure
Personnel Expenses	564.01	398.11	41.67	526.88	7.05
Cost of Software and Hardware sold	0.27	0.14	92.86	0.28	(3.57)
Operating and Administration Expenses	168.96	139.13	21.44	157.20	7.48
	733.24	537.38	36.45	684.36	7.14

Operating Profit (EBITDA)	238.27	186.08	28.05	223.03	6.83
EBITDA Margin	24.53%	25.72%		24.58%

Financial Expenses	0.24	0.20	20.00	0.25	(4.00)
Depreciation	30.00	26.46	13.38	28.23	6.27
Miscellaneous Expenditure Written Off	(0.15)	0.86	(117.44)	0.04	(475.00)

Operating Profit after Interest, Depreciation and Miscellaneous Expenses	208.18	158.56	31.29	194.51	7.03
Other Income	29.78	4.29	594.17	2.20	1,253.64
Profit Before Tax	237.96	162.85	46.12	196.71	20.97
Provision for Taxation	28.25	28.30	(0.18)	28.89	(2.22)
Profit After Taxation Before Share of loss in Associate Company	209.71	134.55	55.86	167.82	24.96
Share of loss in Associate Company	(3.55)	(0.24)	—	(2.94)	—
Profit After Taxation and Share of loss in Associate Company	206.16	134.31	53.50	164.88	25.04

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	6.46	4.26	51.64	5.18	24.71
Diluted	6.32	4.20	50.48	5.09	24.17

Indian GAAP Consolidated

Consolidated Profit and Loss Account Summary for the year ended

In Rs. crore, except per share data

			Growth over
			March
	March		2004
	2005	2004	(%)
Income
Services
- Exports	3,386.95	2,488.36	36.11
- Domestic	133.89	72.14	85.60
Total Services Income	3,520.84	2,560.50	37.51

Expenditure
Personnel Expenses	2,026.11	1,345.51	50.58
Cost of Software and Hardware sold	0.99	0.82	20.73
Operating and Administration Expenses	625.55	536.90	16.51
	2,652.65	1,883.23	40.86

Operating Profit (EBITDA)	868.19	677.27	28.19
EBITDA Margin	24.66%	26.45%

Financial Expenses	0.91	1.02	(10.78)
Depreciation	113.30	115.02	(1.50)
Miscellaneous Expenditure Written Off	2.16	3.73	(42.09)

Operating Profit after Interest, Depreciation and Miscellaneous Expenses	751.82	557.50	34.86
Other Income	86.83	75.07	15.67
Profit Before Tax	838.65	632.57	32.58
Provision for Taxation	117.56	106.26	10.63
Profit After Taxation Before Share of loss in Associate Company	721.09	526.31	37.01
Share of loss in Associate Company	(9.45)	(12.92)	—
Profit After Taxation and Share of loss in Associate Company	711.64	513.39	38.62

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	22.40	16.29	37.45
Diluted	21.93	16.04	36.78

Total Services Income (in US$ million)	785.39	557.24	40.94
Profit After Taxation (in US$ million)	158.75	111.73	42.09

Indian GAAP Consolidated

Balance Sheet as at

	March 31		December 31
	2005	2004	2004
Sources of Funds
Shareholders’ Funds
(a) Share Capital	154.86	108.92	154.78
(b) Share Application Money, Pending Allotment	0.45	0.19	0.44
(c) Reserves and Surplus	3,142.81	2,544.58	3,035.93

	3,298.12	2,653.69	3,191.15

Loan Funds
Secured Loans	18.92	8.20	11.25

	3,317.04	2,661.89	3,202.40

Application of Funds
Fixed Assets
(a) Gross Block	1,014.22	876.12	974.15
(b) Less: Depreciation	705.65	600.37	680.69

(c) Net Block	308.57	275.75	293.47
(d) Capital Work in Progress	69.29	31.50	63.09

	377.86	307.25	356.56

Investments	76.31	96.47	79.85

Deferred Tax Asset (net)	10.71	5.29	9.80

Current Assets, Loans and Advances
(a) Inventories	0.19	0.49	0.25
(b) Sundry Debtors	708.47	599.34	725.71
(c) Cash and Bank Balances	2,370.13	1,824.58	2,188.22
(d) Loans and Advances	114.75	77.64	89.25
(e) Other Current Assets	24.47	91.47	76.00

	3,290.01	2,593.52	3,079.43

Less: Current Liabilities and Provisions
(a) Current Liabilities	248.29	181.35	243.49
(b) Provisions	189.56	159.30	79.75

	437.85	340.65	323.24

Net Current Assets	2,852.16	2,252.88	2,756.19

	3,317.04	2,661.89	3,202.40

Financial Highlights — US GAAP

Unaudited Consolidated Statements of Operations Summary for the quarter ended

In US$ thousands, except per share data and as stated otherwise

			Growth over		Growth over
			March		December
	March		2004 Quarter	December	2004 Quarter
	2005	2004	(%)	2004	%
Revenues	$225,002	$164,979	36.38	$204,679	9.93
Gross Profit	76,350	67,557	13.02	70,096	8.92
Operating Income	45,960	34,901	31.69	40,662	13.03
Income / (Loss) Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	52,509	35,134	49.45	40,818	28.64
Income Taxes	(6,264)	(5,777)	8.43	(6,155)	1.77
Income Before Equity in Earnings / (Losses) of Associated Companies	46,245	29,357	57.53	34,663	33.41
Equity in Earnings / (Losses) of Associated Companies, net of taxes	(475)	351	—	(380)	—
Net Income	$45,770	$29,708	54.07	$34,283	33.51

Earnings Per Share:
Basic	$0.14	$0.09	55.56	$0.11	27.27
Diluted	$0.14	$0.09	55.56	$0.11	27.27

Audited Consolidated Statements of Operations Summary for the year ended

In US$ thousands, except per share data and as stated otherwise

			Growth over
			March
	March		2004
	2005	2004	%
Revenues	$793,597	$566,372	40.12
Gross Profit	286,821	222,776	28.75
Operating Income	162,496	121,149	34.13
Income / (Loss) Before Income Taxes, Minority Interest and equity in Earnings / (Losses) of Associated Companies	180,158	137,035	31.47
Income Taxes	(25,304)	(22,544)	12.24
Income Before Equity in Earnings / (Losses) of Associated Companies	154,854	114,491	35.25
Equity in Earnings / (Losses) of Associated Companies, net of taxes	(1,094)	(2,631)	—
Net Income	$153,760	$111,860	37.46

Earnings Per Share:
Basic	$0.49	$0.36	36.11
Diluted	$0.48	$0.35	37.14

Reconciliation Between Net Profit As Per Indian GAAP Standalone and US GAAP

In US$ thousands

	Quarter ended March		Quarter ended
	2005	2004	December 2004
Profit as per Indian GAAP Financial Statements	$48,905	$31,137	$38,951
Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	(2,530)	(548)	(3,504)
2 Deferred Stock Compensation Charge	(425)	(557)	(905)
3 Others, net	(180)	(324)	(259)
Net Income as per US GAAP Financial Statements	$45,770	$29,708	$34,283

Reconciliation Between Net Profit As Per Indian GAAP Standalone and US GAAP

In US$ thousands

	Year ended March
	2005	2004
Profit as per Indian GAAP Financial Statements	$167,443	$121,079
Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	(10,355)	(7,326)
2 Deferred Stock Compensation Charge	(1,995)	(1,598)
3 Sales of Shares in Sify — Difference in GAAP	—	(1,216)
4 Others, net	(1,333)	921
Net Income as per US GAAP Financial Statements	$153,760	$111,860

Q4 Highlights

Satyam added 28 new customers in Q4, including Five Fortune Global and US 500 corporations.

Some of the prominent Fortune 500 customers added in Q4 include — world’s leading providers of Wireline and Wireless Communications, SE Asian Conglomerate and Global Publishing and Media Services company.

In Q4, Satyam has established a development center in Detroit to consolidate its leadership position in the Automotive / Manufacturing Domain. This will enhance Satyam’s ability to serve Detroit-based automotive majors, and have a strong footprint in the US automotive sector.

Subsidiaries, Joint Ventures and Associate Companies

Subsidiaries

Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs. 14.17 crore (US$ 3.24 million) and a net loss of Rs. 10.73 crore (US$ 2.45 million) for the quarter ended March 31, 2005.

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$ 0.39 million and a net profit of US$ 0.03 million for the quarter ended March 31, 2005.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of 6.79 million CNY (US$ 0.82 million) and a net loss of 1.94 million CNY (US$ 0.24 million) for the quarter ended March 31, 2005.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 1.14 crore (US$ 0.26 million) and a net loss of Rs. 0.24 crore (US$ 0.05 million) for the quarter ended March 31, 2005.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs. 14.42 crore (US$ 3.30 million) and a net profit of Rs. 1.66 crore (US$ 0.38 million) for the quarter ended March 31, 2005.

Associate Company

Sify Ltd.’s (Sify) revenue for Q4 at US$ 23.6 million was 24.9% higher than the same quarter last year and 8.8% sequentially. Sify recorded a net loss of US$ 2.56 million, while cash profit (in adjusted EBIDTA terms) was US$ 0.59 million compared to US$ 2.73 million for the same quarter last year. Sify ended the quarter and the year with a cash balance of US$ 31 million.

(For detailed results on Sify, visit www.sifycorp.com)

Business Outlook*

* Outlook is based on exchange rate of Rs. 43.80 / US$

From FY 2006 onwards, the Company has decided to give Indian GAAP Consolidated guidance in Indian Rupees as against Indian GAAP Standalone guidance provided earlier. In addition, the Company will also continue to provide guidance under US GAAP for consolidated numbers in US$. The Indian GAAP Consolidated guidance and the US GAAP guidance will be including the financial performance of all the subsidiaries, but will be excluding earnings or losses of associate companies.

INDIAN GAAP (Consolidated)

The Company’s outlook under Indian GAAP Consolidated for the quarter ending June 30, 2005, is as follows:

Income from services is expected to be between Rs. 1,021 crore and Rs. 1,026 crore, implying a growth rate of 5.1% to 5.6% over Q4 2005 income of Rs. 971.5 crore. EPS for the quarter is expected to be between Rs. 5.82 and Rs. 5.85 against Rs. 6.46 for Q4 2005.

The Company’s outlook under Indian GAAP Consolidated for the fiscal year ending March 31, 2006, is as follows:

For fiscal 2006, income from services is expected to be between Rs. 4,435 crore and Rs. 4,502 crore, implying a growth rate of 26% to 28% over fiscal 2005 income of Rs. 3,521 crore. EPS for the fiscal is expected to be between Rs. 26.84 and Rs. 27.30, implying a growth rate of 20% to 22% over fiscal 2005 EPS of Rs. 22.40.

US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)

The Company’s outlook for the quarter ending June 30, 2005, is as follows:

Consolidated revenue is expected to be between US$ 235 million to US$ 236 million and consolidated earning per ADS is expected to be US$ 0.27.

The Company’s outlook for the fiscal year ending March 31, 2006, is as follows:

For fiscal 2005, consolidated revenue is expected to be between US$ 1,019 million and US$ 1,034 million, implying a growth rate of 28% to 30% over fiscal 2005. Consolidated earnings per ADS for the fiscal is expected to be between US$ 1.22 and US$ 1.25, implying a growth rate of 26% to 28% over fiscal 2005.

Nipuna Services Limited
(BPO Subsidiary)

Nipuna added 11 customers during fiscal 2005, in the Telecom, Media, Pharma, Manufacturing, Automotive and Financial Services verticals. The company is servicing 21 customers and is handling 50 processes. It now has a presence in Engineering, Healthcare, Insurance, IT Helpdesk, Finance and Accounts, Customer Contact and Data Management areas.

Nipuna services 11 Fortune Global 500 companies, six of which are Fortune 100 companies.

New businesses contributed to 46% of the total revenue, while existing businesses made up the remaining 54% of revenue. Revenues from existing customers grew by 111% during fiscal 2005.

During the year, Nipuna started delivery from two new facilities, a 660-seat facility in Hyderabad and a 350-seat facility in Bangalore. Nipuna now has infrastructure to accommodate approximately 2,200 employees.

Nipuna had 1367 employees as of March 31, 2005. The company is ramping up to meet the requirement of additional business from existing and new customers.

Nipuna reported revenue of US$ 10 million in Fiscal 2005. On the back of improved business environment and increased customer traction, revenue is expected to be US$ 18 million for the year ending March 31, 2006.

Satyam’s Acquisition of Citisoft

Satyam Computer Services Limited (SCSL) acquired Citisoft, a highly specialized business and systems consulting firm, focused exclusively on the Investment Management industry. Citisoft has a multinational presence with offices in London, Boston and New York and has built an enviable reputation as the leading specialist investment management consulting firm with one of the largest concentration of business consulting expertise. This strategic acquisition firmly positions Satyam as a significant global player in business and technology consulting services area for the Investment Management industry.

Citisoft has an impressive client base with over 75% of the top 50 global Investment Management companies. It has an employee base of 63 with an average industry experience of 15 years.

The consideration for the acquisition consists of a guaranteed payment of US$ 23.2 million and an additional performance based payment of up to US$ 15.5 million, both paid over a three-year period.

The acquisition comes against the backdrop of increasing IT spend in the Securities Industry, estimated at US$ 71 billion in 2004 — 10% of which can be attributed to the Investment Management segment of the industry, which by itself, is a US$ 35 trillion market.

Operational parameters for Q4, Fiscal 2005

A. Revenue Analysis

Analysis of revenue growth (%)

Particulars	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Increase / (Decrease) in revenue in US$ terms	8.82	8.86	9.35	39.71	32.32
Increase / (Decrease) in revenue due to change in:
- Volume (Hours billed)	8.70	8.76	9.41	39.62	34.23
- Billing rate	0.12	0.10	(0.06)	0.09	(1.91)
- US$ exchange rate	(1.85)	(3.77)	(0.60)	(3.41)	(6.73)
Increase / (Decrease) in revenue, in Rupee terms	6.97	5.09	8.75	36.30	25.59

Breakup of export revenue between offshore and onsite (%)

Location	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Offshore	43.45	42.43	41.40	42.46	42.70
Onsite	56.55	57.57	58.60	57.54	57.30
Total	100.00	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
North America	67.78	67.58	69.15	68.80	73.34
Japan	2.42	1.10	1.78	1.76	1.97
Europe	16.90	17.82	15.00	16.56	13.71
Rest of World	12.90	13.50	14.07	12.88	10.98
Total	100.00	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q4 2005	Q3 2005	FY 2005	FY 2004
Software Development and Maintenance	53.17	53.55	54.20	59.40
Consulting and Enterprise Business Solutions	35.69	35.30	34.86	32.44
Extended Engineering Solutions	7.13	7.06	6.81	3.63
Infrastructure Management Services	4.01	4.09	4.13	4.53
Total	100.00	100.00	100.00	100.00

Operational parameters for Q4, Fiscal 2005 (contd.)

Revenue by line of business (%)

Line of Business	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Banking & Finance	18.59	18.13	17.46	18.04	18.45
Insurance	10.11	12.09	13.17	11.52	13.90
Manufacturing	29.20	27.91	30.40	28.85	31.44
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	18.26	16.85	15.38	17.56	13.67
Healthcare	5.84	6.37	4.38	6.10	6.12
Retail	2.78	2.91	2.43	2.80	1.87
Transportation	3.09	2.39	2.20	2.69	2.05
Others	12.13	13.36	14.58	12.44	12.50
Total	100.00	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Time & Material	63.51	64.62	67.23	65.60	68.42
Fixed Bid	36.49	35.38	32.77	34.40	31.58
Total	100.00	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2005
Onsite	0.12	0.22	0.05
Offshore	0.09	0.13	0.00
Domestic	0.54	1.63	1.91

B. Associate Data

Location-wise breakup of Associates

Particulars	Q4 2005	Q3 2005	Q4 2004
Onsite	4,546	4,163	3,382
Offshore	12,734	11,573	9,093
Domestic	579	760	645
Total Technical	17,859	16,496	13,120
Support	1,305	1,169	912
Total	19,164	17,665	14,032

Attrition(%)

Particulars	Q4 2005	Q3 2005	Q4 2004
Attrition rate (TTM)	16.50	17.71	17.46

Utilization / loading rates (%)

Particulars	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Onsite	97.61	96.09	95.20	96.23	95.79
Offshore	75.93	76.71	79.66	75.92	78.84
Domestic	75.99	87.28	95.42	81.62	90.56
Offshore with trainees	73.66	70.63	74.02	70.53	74.67

Operational parameters for Q4, Fiscal 2005 (contd.)

C. Customer Information

Revenue contribution (%)

Revenues from	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Top customer	9.49	11.20	13.11	10.96	14.42
Top 5 customers	27.70	30.41	34.05	29.65	36.29
Top 10 customers	41.46	43.64	45.48	42.93	48.38

Number of customers with annualized billing exceeding:

Revenues from	Q4 2005	Q3 2005	Q4 2004
US$ 1 million	130	118	89
US$ 5 million	35	30	28
US$ 10 million	21	19	14

Revenue from existing business and new business (%)

	Q4 2005	Q3 2005	Q4 2004
Existing business	91.52	91.60	90.27
New business	8.48	8.40	9.73
Total	100.00	100.00	100.00

D. Other Information

Particulars	Q4 2005	Q3 2005	Q4 2004
New customers added	28	28	30
Number of active customers	390	372	325
Receivable days	72	72	74

About Satyam Computer Services Limited

Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 19,100 highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 390 global companies, of which 144 are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents.

For more information visit: www.satyam.com

Safe Harbor

This quarterly investor news update contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6k concerning the fiscal quarter ended December 31, 2004 furnished to the United States Securities Exchange Commission on February 14, 2005 and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Contact Information

Murti Tanikella

Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-55854370     Fax: +91-40-27840058
Email: murti_t@satyam.com     Website: www.satyam.com